EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Oilsands Quest Inc.

We consent to the incorporation by reference in the registration statements on Form S-1 (no. 333-162023) and on Form S-8 (nos. 333-145079 and 333-135366) of Oilsands Quest Inc. of our reports dated July 12, 2010 with respect to the consolidated balance sheets of the Company (a development stage company) as of April 30, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, comprehensive loss and cash flows for each of the years in the three-year period ended April 30, 2010 and the information included in the cumulative from inception presentations for the period from May 1, 2007 to April 30, 2010 (not separately presented), and the effectiveness of internal control over financial reporting as of April 30, 2010, which reports appear in the April 30, 2010 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Calgary, Canada
July 12, 2010

EX-1